UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 1-14989
A.    Full title of the plan and address of the plan, if different from that of the issuer named below:
WESCO DISTRIBUTION, INC. RETIREMENT SAVINGS PLAN
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WESCO INTERNATIONAL, Inc.
225 West Station Square Drive
Suite 700
Pittsburgh, Pennsylvania 15219-1122

Table of Contents

I. FINANCIAL STATEMENTS
Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015	2

Statements of Changes in Net Assets Available for Benefits for the years ended
December 31, 2016 and 2015	3

Notes to Financial Statements	4

Supplemental Schedules:

Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year) as of
December 31, 2016*	11

SIGNATURES	12

* Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

II. EXHIBITS

Exhibit 23 – Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Plan Administrator
WESCO Distribution, Inc. Retirement Savings Plan
Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years ended December 31, 2016 and 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP
Pittsburgh, Pennsylvania
June 27, 2017

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Net Assets Available for Benefits

	As of December 31,
	2016	2015
Investments
Investments at fair value (Notes 2 and 4)	$462,947,400	$430,636,821
Investments at contract value (Note 5)	129,007,473	125,419,398
Total investments	591,954,873	556,056,219
Receivables
Employer contributions	522,372	547,387
Promissory notes from participants (Note 6)	13,409,828	13,877,227
Total receivables	13,932,200	14,424,614
Net assets available for benefits	$605,887,073	$570,480,833
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2016	2015
Additions
Employee contributions	$28,697,594	$26,642,175
Employee rollovers	2,773,138	3,200,438
Employer contributions	10,364,792	9,013,325
Net appreciation in fair value of investments	33,052,505	—
Interest income on participant loans	581,803	561,759
Dividends and other income	6,417,571	5,489,146
Total additions	81,887,403	44,906,843

Deductions
Net depreciation in fair value of investments	—	13,057,105
Distributions to participants	60,362,433	65,247,331
Administrative expenses	769,853	1,029,699
Total deductions	61,132,286	79,334,135
Net increase (decrease)	20,755,117	(34,427,292)

Transfers in (Note 8)	14,651,123	—

Net assets available for benefits
Beginning of period	570,480,833	604,908,125
End of period	$605,887,073	$570,480,833
The accompanying notes are an integral part of these financial statements.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

1.	Description of Plan

Background

WESCO Distribution, Inc. Retirement Savings Plan (the “Plan”) was established as of February 28, 1994 (the "date of inception"). At the date of inception, certain employees of the predecessor company became employees of WESCO Distribution, Inc. (the “Company”) and participants in the Plan. At the date of inception, all funds held by the prior plans of the predecessor company related to the employees of the Company were transferred to the Plan.

The Plan is a participant-directed defined contribution plan covering certain employees of the Company and former employees with a fund balance of at least $5,000 who elected to maintain their funds in the Plan. Former employees cannot make contributions to the Plan.
Participation for eligible employees, as defined in the plan document, requires an employee to be scheduled to work at least 1,000 hours per year and requires an employee to be paid through the Plan sponsor's payroll system.
Amendment to the Plan

On September 28, 2015, the Plan's Administrative and Investment Committee executed the ninth amendment to the Plan (the "Ninth Amendment"). Pursuant to the terms of the Ninth Amendment, on November 13, 2015, the WESCO Pooled Stock Fund was frozen to new investments and no additional contributions or transfers into such fund were permitted. Participants were allowed to transfer all or a portion of their balance in the WESCO Pooled Stock Fund to one or more of the other investment options provided for by the Plan. The WESCO Pooled Stock Fund has not been divested and changes in the value of the common stock underlying the WESCO Pooled Stock Fund will continue to be reinvested.
Contributions

The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants may elect to make tax deferred contributions ranging from 1% up to the lesser of 50% of their eligible compensation or $18,000 for 2016 and 2015. Participant contributions are recorded if they are withheld from the participant's wages. The $18,000 limit may be adjusted in future years by the Internal Revenue Service (“IRS”). The sum of the tax deferred contributions and the after-tax contributions cannot exceed 50% of the participant's eligible compensation. Subject to limitation, the Company matches contributions made by employees into the Plan at an amount equal to 50% of a participant's total monthly contributions up to 6%, for a maximum employer match of 3% of their compensation. Also, the Company may make a discretionary contribution to the Plan, which is subject to the Board of Directors' approval, provided certain predetermined profit levels are attained. The Company made no discretionary contributions for the years ended December 31, 2016 and 2015.
Participants may rollover into the Plan amounts representing distributions from other qualified retirement plans, an individual retirement account or an annuity. For the years ended December 31, 2016 and 2015, the Plan accepted employee rollover contributions of approximately $2,773,000 and $3,200,000, respectively.
The Plan includes a negative enrollment policy. Under this policy, if an individual does not submit an automatic enrollment waiver or elect a deferral rate, the employee will be automatically enrolled in the Plan at a 3% deferral rate. The deferral rate is increased by 1% each September 1 until the deferral rate equals 6%.
Participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual deferral limit. For 2016 and 2015, a participant's total catch-up contribution could not exceed $6,000. The catch-up contribution limits are determined by the IRS and then indexed for inflation. In addition to cash, in-kind contributions are permitted, which may consist of stocks, bonds, property or other securities.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

Vesting

Participants are fully vested in the value of their contributions and related investment income at all times and vest in their allocated share of employer matching and discretionary contributions made during plan years beginning on or after December 31, 2002 according to the following table:

Less than two years of service	0%
Two years of service	20%
Three years of service	40%
Four years of service	66%
Five or more years of service	100%
Distributions

A participant may not withdraw any amount from their vested account balance unless they are age 59½, retire, become deceased or disabled, terminate employment, or experience financial hardship. A participant with at least five years of continuous service may withdraw matching contributions and earnings on matching contributions.
A participant who qualifies for a hardship withdrawal is suspended from making contributions to the Plan for six months. Under present IRS rules, a “hardship” means an immediate and heavy need to draw on financial resources to meet obligations related to health, education, housing, or death of a family member.
A participant, upon termination of service, may either receive a lump-sum payment of their vested account balance or transfer their balance to the trustee or custodian of another eligible retirement plan.
Forfeitures

Employer contributions forfeited by participants not vested at their termination date are used to reinstate previously forfeited account balances of former participants who have returned to the Company, reduce employer contributions in accordance with the Plan's provisions, pay Plan expenses or are allocated to participants' accounts. Total forfeitures that reduced employer contributions in 2016 and 2015 were approximately $789,000 and $1,347,000, respectively. As of December 31, 2016, a balance of approximately $763,000 was available to reinstate previously forfeited account balances, reduce employer contributions, pay Plan expenses or allocate to participants' accounts in 2017.
Participant Accounts

An account is maintained for each participant, which is credited with the participant's and the employer's matching contributions and an allocation of employer's discretionary contributions, and plan earnings and charged with benefit payments and an allocation of plan losses and administrative expenses. Allocations are based on participant contributions or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.
Promissory Notes from Participants
Participants are permitted to borrow against a portion of their vested account balance, pursuant to nondiscriminatory rules established by the Administrative and Investment Committee, up to a maximum of $50,000 or 50% of their vested account balance. Each loan is to be repaid over a period not to exceed five years.
Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan terminates, participants will

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

become 100% vested in their accounts, and all vested assets shall be distributed to the participants in accordance with the terms of the Plan, or in such other manner, not inconsistent with the requirements of any applicable law or regulation, as the Company may in its sole discretion determine.

2.	Summary of Significant Accounting Policies

Accounting Principles

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. The Plan's significant accounting policies are noted below.
Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis of accounting. Accounts of participants who have elected to withdraw from the Plan, but to whom disbursements of funds from the Plan have not been made, are included as a component of net assets available for benefits.
Reclassifications

During the year ended December 31, 2016, the Plan adopted accounting pronouncements that resulted in certain reclassifications to amounts previously reported in the Statement of Net Assets Available for Benefits, Statement of Changes in Net Assets Available for Benefits and Note 4 of the Notes to Financial Statements as of and for the year ended December 31, 2015.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions. These estimates may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Actual results could differ from those estimates.
Investment Valuation and Income Recognition

Investments held by the Plan are reported at fair value, except for fully benefit-responsive contracts, which are reported at contract value. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
The Plan has adopted a framework for measuring fair value that prioritizes the inputs to valuation techniques. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of inputs that may be used to measure fair value are as follows:

•	Level 1 - Observable inputs such as quoted prices in active markets for identical investments that the Plan has the ability to access.

•	Level 2 - Inputs include:

1.	Quoted prices for similar assets or liabilities in active markets;

2.	Quoted prices for identical or similar assets or liabilities in inactive markets;

3.	Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

4.	Inputs that are derived principally from, or corroborated by, observable market data by correlation or other means.

•
Level 3 - Unobservable inputs in which there is little or no market activity for the asset or liability, which require the reporting entity to develop its own estimates and assumptions relating to the pricing of the asset or liability, including assumptions regarding risk.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.
Investments for which fair value is measured using the net asset value per share (or its equivalent) practical expedient are not classified in the fair value hierarchy.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2016 and 2015.

•
Self-directed accounts consist primarily of common stocks and mutual funds. Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Mutual funds are valued at the daily net asset value as reported by the fund. The mutual funds held by the Plan are deemed to be actively traded.

•
The WESCO International Pooled Stock Fund, which is an employer stock unitized fund, consists of WESCO International, Inc. common stock and a short-term cash component that provides liquidity for daily trading. WESCO International, Inc. common stock is valued at the quoted closing market price from a national securities exchange and the short-term cash investments are valued at cost, which approximates fair value.

•	Registered investment companies are valued at the net asset value of shares held by the Plan as of December 31, 2016 and 2015.

•
The Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund is a common/collective trust fund, which is measured using the net asset value per share practical expedient based on the underlying equity securities of companies that compose the Standard & Poor's 500 Index (the "Index"). This fund seeks to approximate as closely as practicable the total return, before deduction of fees and expenses, of the Index. The Plan has the ability to redeem its investment in this fund at its net asset value per unit.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement as of the reporting date.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on an accrual basis.
Net Appreciation (Depreciation) in Value of Investments

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, consisting of realized gains (losses) and unrealized gains (losses) in the registered investment companies, common/collective trust funds, WESCO International Pooled Stock Fund and self-directed accounts.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near-term could materially affect (i) participants' account balances, and (ii) the amounts reported in the (a) Statements of Net Assets Available for Benefits and the (b) Statements of Changes in Net Assets Available for Benefits.
Payment of Benefits

Benefits are recorded when paid.
Recently Adopted Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This updated guidance removes the requirement to categorize investments for which fair value is measured using the net asset value (NAV) per share practical expedient within the fair value hierarchy. The Plan adopted this guidance on a retrospective basis effective January 1, 2016. The adoption of this ASU did not have an impact on the Statements of Net Assets Available for Benefits or the Statements of Changes in Net Assets Available for Benefits; however, this guidance impacted Note 4 of the Notes to Financial Statements as presented herein. Specifically, investments for which fair value is measured using the NAV per share practical expedient were removed from the tabular disclosure of the fair value hierarchy in all periods presented.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. This three-part standard was issued to reduce complexity in employee benefit plan accounting. Such changes include: (1) measuring and presenting fully benefit-responsive investment contracts at contract value; (2) eliminating various requirements for plan investment disclosures, such as net appreciation or depreciation by general investment by type and individual investments that represent 5 percent or more of net assets; and (3) a practical expedient that permits a plan to measure investments as of a month-end date closest to the plan's fiscal year-end. The Plan adopted Parts I and II on a retrospective basis effective January 1, 2016. As a result, the Statements of Net Assets Available for Benefits, Statements of Changes in Net Assets Available for Benefits and Notes to Financial Statements as of and for the years ended December 31, 2016 and 2015 reflect simplifications permitted by this guidance. Part III is not applicable to the Plan's financial statements and notes thereto.

Expenses

All administrative expenses were paid by the Plan during the years ended December 31, 2016 and 2015. Plan administrative expenses, to the extent not paid by the Company, are charged to and paid from Plan assets as incurred. The Plan permits application of forfeited assets to pay Plan administrative expenses.

3.	Tax Status

The IRS has determined and informed the Company by a letter dated December 28, 2016, that the Plan is designed in accordance with Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, is exempt from federal taxes under provisions of Section 501(a). Accordingly, no provision for income taxes has been included in the Plan's financial statements. The Plan has been amended since receiving its determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

4.	Investments

The Plan's investments measured at fair value on a recurring basis by fair value hierarchy level, as described in Note 2, were as follows:

	December 31, 2016
	Level 1	Level 2	Total

Shares of registered investment companies	$409,066,684	$—	$409,066,684
WESCO International Pooled Stock Fund (1)	—	13,345,627	13,345,627
Self-directed accounts	7,600,511	—	7,600,511
Total assets in the fair value hierarchy	416,667,195	13,345,627	430,012,822

Investments measured at net asset value (2)	—	—	32,934,578
Investments at fair value	$416,667,195	$13,345,627	$462,947,400

	December 31, 2015
	Level 1	Level 2	Total

Shares of registered investment companies	$382,700,071	$—	$382,700,071
WESCO International Pooled Stock Fund (1)	—	9,948,004	9,948,004
Self-directed accounts	6,942,776	—	6,942,776
Total assets in the fair value hierarchy	389,642,847	9,948,004	399,590,851

Investments measured at net asset value (2)	—	—	31,045,970
Investments at fair value	$389,642,847	$9,948,004	$430,636,821

(1)	The WESCO International Pooled Stock Fund as of December 31, 2015 was reclassified in the fair value hierarchy from Level 1 to Level 2 to conform to the current period's presentation.

(2)
The Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund is measured using the net asset value practical expedient and has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the Statements of Net Assets Available for Benefits.

WESCO Distribution, Inc.
Retirement Savings Plan
Notes to Financial Statements

5.	The Stable Value Fund

During 2007, the Plan began investing in a fully benefit-responsive synthetic guaranteed investment contract (“GIC”) with an insurance company as part of offering the Stable Value Fund (the “Fund”) investment option to participants. Contributions to this Fund are used to purchase units of a collective trust vehicle that is invested in high-quality U.S. bonds, including U.S. government treasuries, corporate debt securities, and other high-credit-quality asset-backed securities. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise.
The Fund has entered into a wrap contract with an insurance company under which the insurance company provides a guarantee with respect to the availability of funds to make distributions from this investment option. This insurance contract is carried at contract value in the participants' accounts.
Except for premature termination of the contract by the Plan or plan termination, the insurance company may not cause the contract to be terminated at an amount other than contract value. The plan sponsor has not expressed any intention to take either of these actions.
As described in Note 2, because the synthetic GIC is fully benefit-responsive, contract value is the relevant measurement attribute. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

6.	Promissory Notes From Participants

The interest rate applied to participant loans is established each month by the Administrative and Investment Committee at 1% above the prime interest rate. The interest rate on loans outstanding ranged between 4.25% and 9.50% for the years ended December 31, 2016 and 2015. Principal and interest payments are generally made through monthly payroll deductions and are credited to the participant's individual account. Loans of approximately $6,856,000 and $7,330,000 were made from the Plan and loan principal repayments of approximately $7,349,000 and $7,185,000 were received by the Plan during the years ended December 31, 2016 and 2015, respectively. Interest on promissory notes of approximately $582,000 and $562,000 was earned by the Plan for the years ended December 31, 2016 and 2015, respectively.

7.	Party-In-Interest

Prior to November 13, 2015 (Note 2), participants of the Plan could elect to invest in WESCO International, Inc. common stock within the WESCO Pooled Stock Fund. WESCO International, Inc. owns 100% of the Company. Therefore, these transactions qualify as party-in-interest transactions. Proceeds from the purchase and sale of investments in the WESCO Pooled Stock Fund for the year ended December 31, 2016 were approximately $200 and $1,186,000, respectively, and proceeds from the purchase and sale of investments in the WESCO Pooled Stock Fund for the year ended December 31, 2015 were approximately $2,443,000 and $3,843,000, respectively.

8.	Plan Transfers

The Company acquired Hill Country Electric Supply, LP ("Hill Country"), Needham Electric Supply Corporation ("Needham") and Atlanta Electrical Distributors, LLC ("AED") on May 1, 2015, October 30, 2015 and March 14, 2016, respectively. As a result of these acquisitions, 108, 164 and 42 employees of Hill Country, Needham and AED were accepted into the Plan effective January 1, 2016, June 1, 2016 and July 1, 2016, respectively. During the year ended December 31, 2016, assets totaling approximately $14,651,000 were transfered into the Plan for all such acquisitions.

9.	Subsequent Events

The plan sponsor evaluated subsequent events for recognition or disclosure in the financial statements through June 27, 2017, the day the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in these financial statements or disclosure in the notes thereto.

WESCO Distribution, Inc.
Retirement Savings Plan
Schedule H (Form 5500), line 4(i) - Schedule of Assets (Held at End of Year)
EIN 25-1723345, Plan Number 001
December 31, 2016

(a)	(b)	(c)	(d)	(e)
		Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor or	Rate of Interest, Collateral,		Current
	Similar Party	Par, or Maturity Value	Cost (1)	Value
	AMCAP FUND	AMCAP Fund (Class R-5)		$61,943,042
	AMERICAN FUNDS	American Balanced Fund (Class R-5)		113,597,190
	ARTISAN FUNDS	Artisan Mid Cap Investor Fund		42,172,049
	BARON FUNDS	Baron Small Cap Instl Fund		8,983,444
	DIAMOND HILL FUNDS	Diamond Hill Small Cap Fund		7,460,743
	JPMORGAN	JPMorgan Mid Cap Value Instl Fund		37,132,283
	LAZARD FUNDS	Lazard International Strategic Eq Instl Fund		25,354,805
	MFS FAMILY OF FUNDS	MFS Value Fund (Class R-4)		29,083,958
	NEUBERGER BERMAN	Neuberger Berman Real Estate Fund		2,966,897
	NATIXIS FUNDS	Loomis Sayles Investment Grade Bond Fund		27,702,833
	FRANKLIN TEMPLETON INVESTMENTS	Templeton Global Bond Fund		3,696,529
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target Income		1,221,548
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2015		1,695,574
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2020		7,210,045
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2025		8,134,740
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2030		9,876,976
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2035		7,699,182
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2040		4,866,889
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2045		3,049,117
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2050		2,685,041
	MANNING & NAPIER TARGET FUNDS	Manning & Napier Target 2055		2,533,799
	Registered Investment Companies Total			409,066,684

*	WESCO INTERNATIONAL INC	WESCO International Pooled Stock Fund		13,345,627
	Wells Fargo	Cash and Cash Equivalents		1,215,538
	Various	Common Stock		4,596,420
	Various	Mutual funds		1,788,553
	Stock Fund and Self-Directed Accounts Total			20,946,138

	Stable Value Fund (Prudential)	Synthetic Guaranteed Investment Contract		129,007,473

	Wells Fargo/BlackRock S&P 500 Index CIT (N20)	Common/Collective Trust Fund		32,934,578

*	Participant Loans	4.25% - 9.50% with maturity dates
		through 2027		13,409,828

**	Total Investments			$605,364,701

*	Denotes a party-in-interest to the Plan.
**	All investments were stated at fair value as of December 31, 2016 with the exception of the Wells Fargo/BlackRock S&P 500 Index CIT (N20) fund, which is stated at contract value.
(1)	Cost for participant directed investments is not required and therefore omitted.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employees benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESCO Distribution, Inc.
Retirement Saving Plan
(Name of Plan)

June 27, 2017	By:	/s/ David S. Schulz
(Date)		David S. Schulz
Senior Vice President and Chief Financial Officer

EXHIBITS
The following exhibits are filed or incorporated as part of this report:

Exhibit
Number	Description
23	Consent of BDO USA, LLP (filed herewith)